SNIPP INTERACTIVE INC. LAUNCHES SNIPPLOCAL,

A COALITION PROGRAM FOR LOCAL BUSINESSES IN CANADA

June 16, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange is pleased to announce the launch of SnippLocal, a program to implement coalition loyalty systems at the local business level. Snipp has also signed a contract with ShopLoyalty Inc., who will be responsible for providing sales and marketing support for SnippLocal.

The focus of the SnippLocal initiative is to provide shopper-oriented loyalty systems to consortiums of local-area small and medium sized businesses, with the aim of incentivizing nearby residents to remain loyal to their local businesses and collectively increasing individual store traffic and sales.

David Peres MD, Snipp Canada said, “There is a huge market opportunity for SnippLocal in targeting small to medium businesses in Canada. There are over 60,000 businesses in Ontario alone represented by 300 Business Improvement Areas. SnippLocal can effectively allow each BIA to set up it’s own loyalty program for the retailers in that area. The platform will enable local area businesses to be more competitive with larger players and encourage customers to shop locally. It’s a win-win for consumers and business owners.”

Through its contract with ShopLoyalty Inc., SnippLocal will target BIAs across Canada. ShopLoyalty Inc. will provide sales, marketing and merchandising support in participating business within each BIA.

Each Business Improvement Area (BIA) will be set up with it’s own customized loyalty program using SnippCheck and SnippLoyalty, Snipp’s propriety receipt processing technology and Loyalty platform. Shoppers can shop in their community, snap and send in a photo of their receipts and collect points to cash-in for more savings within their local business community.

The program is scheduled to launch in time for back-to-school shopping. David Hargreaves, Chief Customer Officer of Snipp added, “We are excited to launch this new kind of coalition program focused on local businesses. While we are launching this first in the Canadian market, once the concept has proved itself out we aim to roll this out in other mature markets where we have a strong presence as well, like the US, the UK and Europe.”

Please visit http://home.snipp.com/clients/ for more Snipp programs and to view the all-new Snipp website.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal, CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha, CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risk  and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including the future financial performance of Hip and those factors discussed in filings made by us with the securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, problems integrating the businesses of Snipp and HIP, increased competition and general economic and market factors, occur or should assumption underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.